UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________
FORM 11-K
______________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission File Number: 001-35006

______________________________________________

SPECTRUM PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
______________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Spectrum Pharmaceuticals, Inc. 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
The Spectrum Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Raimondo Pettit Group
Torrance, California
June 27, 2016

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
ASSETS
Investments, at fair value
Registered investment companies	$8,347,094	$7,776,727
Common/collective trust	816,645	883,189
Spectrum Pharmaceuticals, Inc. common stock fund	2,127,618	1,968,004
	11,291,357	10,627,920
Receivables:
Employer contributions	65,399	—
Participant contributions	45,566	58,479
Notes receivable from participants	306,856	255,865
	417,821	314,344

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	11,709,178	10,942,264
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(3,999)	(12,211)
NET ASSETS AVAILABLE FOR BENEFITS	$11,705,179	$10,930,053
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$2,142,455
Participant rollovers	500,518
Employer	1,127,758
3,770,731
Investment Income:
Interest and dividends	403,178
Other income	15,953
Net depreciation in fair value of investments	(732,795)
(313,664)
Interest income from notes receivable from participants	13,701
Total additions	3,470,768

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	2,662,898
Administrative expenses	32,744
Total deductions from net assets	2,695,642

NET INCREASE IN NET ASSETS	775,126
NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	10,930,053
NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$11,705,179
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2015

1. Description of the Plan
The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990, and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).
Effective January 1, 2015, the Plan was amended and restated to bring the plan into compliance with the Pension Protection Act of 2006 and other legislative and regulatory changes.
Administration
The Plan has designated Rajesh C. Shrotriya, MD, Chairman of the Board of Directors and Chief Executive Officer, and Earl Falls, Vice President of Human Resources, (see Note 9) as trustees of the Plan. MG Trust Company, LLC, (“MG Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and record keeping services for the Plan.
Eligibility
All employees of the Company may become eligible to participate in the Plan, provided the employee has completed three months of employment, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.
The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.
Contributions
Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax (Roth) contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the IRS each year. Such deferral limitation was $18,000 in 2015 and $17,500 in 2014. Employees who attained the age of 50 before the end of the plan year, were eligible to make catch-up contributions of up to $6,000 in 2015 and $5,500 in 2014 Plan years. Participants may also rollover to the Plan amounts representing distributions from other qualified plans.
The Company provides matching contributions in the form of Company stock, under a Safe Harbor arrangement, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year shall not exceed four percent of compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contribution under the Plan was $1,127,758 for the year ended December 31, 2015. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts
MG Trust maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund. All amounts in participant accounts are participant directed.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust and Spectrum’s common stock. Participants may change their investment elections as often as a daily basis for both existing account balances and future contributions.
Vesting
Participant contributions are fully vested when made. Company Safe Harbor matching contributions are fully vested when made. Participants in the Plan receive vesting credit for Company discretionary matching contributions, if any, based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Discretionary Matching Contribution Vesting
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Distributions and Payments of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. The Plan also permits in-service withdrawals for participants attaining certain age requirements and distributions for hardships, as defined in the Plan document. Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.
Forfeitures
Although participant contributions and the Company's Safe Harbor matching contributions are fully vested at all times, forfeitures could result from the Company's discretionary contributions and certain excess matching. Excess Company matching results in a credit to the Plan and are held in a separate account for the payment of Plan administrative expenses. During the year ended December 31, 2015, $964 of forfeitures was used to pay administrative expenses. At December 31, 2015 and December 31, 2014, there was $0 and $29 held in this forfeiture account.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from the income earned on a daily basis and are reflected as a component of the net appreciation/(depreciation) in the fair value of investments. Effective January 1, 2015, an ERISA Investment Advisory Agreement was entered into whereby rebates from certain fund investments are deposited into a separate account to be used to pay investment advisory fees. Such amounts are now reported in administrative expenses and other income, rather than in net appreciation/(depreciation). As of December 31, 2015, there was approximately $1,000 in the rebate account to be used to pay expenses under the Agreement.
Administrative Expenses
The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan are generally paid by the Company (see Note 5). As noted above, beginning in 2015, the manner in which certain investment advisory

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

expenses are reported in the financial statements changed. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2015 paid by the Plan were $32,744 and are included in administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
Notes Receivable from Participants
Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates, as determined by the Plan trustees, that are the prime interest rate plus two percent on the date the loan is processed. At December 31, 2015 and 2014, the annual interest rate of all loans outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years, unless the loan qualifies as a home loan, in which case the term may not exceed 15 years. A participant applying for a loan through the Plan will be charged a $125 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.

2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP).
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962 Plan Accounting Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic No. 962, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are made in determining fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the level of uncertainty inherent in these estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the Wells Fargo Stable Return Fund (a common/collective trust fund) which is stated at its contract value. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation or depreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.
Fully Benefit-Responsive Investment Contracts

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

One of the investment options offered by the Plan, the Wells Fargo Stable Value Fund M (the “Stable Value Fund”), which replaced the Wells Fargo Stable Return Fund N beginning in 2014, is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Value Fund at the fair value of the collective trust’s underlying investments based on information reported by the investment advisor using audited financial statements of the Stable Value Fund at year end. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Value Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Value Fund at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. Contract value at December 31, 2015 and 2014, as reported by Wells Fargo was $812,646 and $870,978, respectively. The crediting interest rate is based on a formula agreed upon with the issuer but it may not be less than zero percent. Such interest rates are reviewed on a periodic basis for resetting. At December 31, 2015 and 2014, the average crediting interest rate was 1.79% and 1.64%, respectively, and the average yields were approximately 1.83% and 1.40%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing fund option, (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.
Administrative Expenses
The Company pays for certain administrative expenses for the Plan. Only expenses paid by the Plan are reflected in the Plan’s financial statements.
Recent Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Company is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company will adopt ASU 2015-07 for the 2016 plan year. Upon adoption, ASU 2015-07 will be applied retrospectively to all periods presented. Since ASU 2015-07 only affects fair value measurement disclosures, the adoption of ASU 2015-07 will not have an effect on the face of the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in this update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan will adopt ASU 2015-12 for the 2016 plan year. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The adoption of ASU 2015-12 will not have a material impact on the face of the Plan’s financial statements. The Plan will be required to modify various disclosures for fully benefit-responsive investment contracts and eliminate certain disclosures related to the Plan’s investments.

3. Fair Value Measurements
ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:
•Level 1- Quoted prices in active markets for identical assets or liabilities.

•
Level 2- Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•	Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of their investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2015 and 2014.
The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices. The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end. The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned. Spectrum common stock is valued at the NAV at year-end, based upon the closing quoted market price of the Company common stock held at year-end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes the valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2015 and 2014:

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

	Fair Value Measurements as of December 31, 2015
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$1,220,554	$—	$—	$1,220,554
Small/Mid Growth Funds	374,152	—	—	374,152
Moderate/Moderate Conservative	890,677	—	—	890,677
Aggressive/Moderate Aggressive	50,357	—	—	50,357
Balanced Funds	1,326,002	—	—	1,326,002
Value Funds	936,760	—	—	936,760
Fixed Income Funds	555,902	—	—	555,902
Equity Funds	1,357,203	—	—	1,357,203
Commodities	229,779	—	—	229,779
Specialty	977,504	—	—	977,504
Bonds	428,204	—	—	428,204
Total Registered Investment Companies	8,347,094	—	—	8,347,094

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	2,127,618	—	—	2,127,618
Total Common Stocks	2,127,618	—	—	2,127,618

Common/Collective Trust*	—	816,645	—	816,645

Total Investments at Fair Value	$10,474,712	$816,645	$—	$11,291,357

	Fair Value Measurements as of December 31, 2014
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$2,115,440	$—	$—	$2,115,440
Small/Mid Growth Funds	1,544,319	—	—	1,544,319
Balanced Funds	2,344,641	—	—	2,344,641
Value Funds	814,142	—	—	814,142
Fixed Income Funds	361,415	—	—	361,415
Commodities	57,631	—	—	57,631
Bonds	539,139	—	—	539,139
Total Registered Investment Companies	7,776,727	—	—	7,776,727

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	1,968,004	—	—	1,968,004
Total Common Stocks	1,968,004	—	—	1,968,004

Common/Collective Trust*	—	883,189	—	883,189

Total Investments at Fair Value	$9,744,731	$883,189	$—	$10,627,920

* As stated in Note 2, the Stable Value Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2015 and 2014, was $816,645 and $883,189, respectively. The contract value of the fund as of December 31, 2015 and 2014, which is a component of net assets available for benefits, totaled $812,646 and $870,978, respectively.
4. Investments

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

The following presents the Plan’s individual investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014:

	As of December 31,
Investment	2015	2014
Spectrum Pharmaceuticals Common Stock Fund	$2,127,618	$1,968,004
Wells Fargo Stable Value	816,645	883,189
State Street Global Advisor SPDR S&P 500	749,967	739,253
Intech U.S. Core	774,005	n/a
American Funds New World R5	608,763	n/a
Fidelity Advisor Balanced	815,633	n/a
Fidelity Advisor Worldwide	616,518	n/a
Fidelity Select Software & Comp Port	586,676	n/a
Oppenheimer Developing Markets	n/a	651,025
American Funds American Balanced R3	n/a	869,517
American Funds Growth Fund R3	n/a	826,101
During the year ended December 31, 2015, the Plan’s investments, including gains and losses on investments sold during the year, changed in value as follows:

Description	Year Ended December 31, 2015
Registered Investment Companies	$(522,098)
Common/Collective Trust	22,395
Spectrum Common Stock	(233,092)
Net depreciation in fair value of investments	$(732,795)

5. Related Party Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of mutual funds managed by the custodian or are shares of Spectrum’s common stock. The Plan issues loans to participants, which are secured by the vested balances in the participant’s account. The Company may also pay certain administrative expenses on behalf of the Plan, which totaled $36,424 relating to the year ended December 31, 2015. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

6. Concentration, Market and Credit Risk
The Plan provides for various investment options including the Company’s common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2015 and 2014, approximately 19% and 18% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2015 and 2014, Spectrum’s stock price closed at $6.03 and $6.93, respectively.

7. Tax Status of the Plan
The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$11,705,179	$10,930,053
Add: adjustment to fair value from contract value for fully benefit-responsive investment contract	3,999	12,211
Net assets available for benefits per the Form 5500	$11,709,178	$10,942,264
The following is a reconciliation of the Plan’s net depreciation in fair value of investments per the financial statements to the Form 5500 as of for the year ended December 31, 2015:

Net depreciation in fair value of investments per the financial statements	(732,795)
Add: adjustment to contract value for fully benefit responsive investment contract	3,999
Less: prior year adjustment to contract value for fully benefit-responsive investment contract	(12,211)
Net depreciation in fair value of investments per the Form 5500	$(741,007)

9. Subsequent Events
Effective June 17, 2016, Earl Falls, Vice President of Human Resources (and one of the Plan's two trustees), terminated employment from the Company. Mr. Falls' replacement as Plan trustee will be named as soon as possible. In the interim, Rajesh C. Shrotriya, MD, Chairman of the Board of Directors and Chief Executive Officer, will serve as the sole trustee of the Plan.
The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2015 through June 27, 2016, the date the financial statements were available to be issued. During this period there were no other events or transactions occurring which require recognition or disclosure in these financial statements on Form 11-K.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001

Supplementary Information
Schedule of Assets (Held at End of Year)
As of December 31, 2015

Identity of Issue	Description of Investment	Type of Investment	Current Value
Janus Mutual Funds	Janus Enterprise Fund	RIC	$374,152
Energy Select Sector SPDR	Energy Select Sector SPDR ETF	RIC	131,922
Federated Government Obligations	Federated Government Obligations IC	RIC	59,708
Harbor Mid Cap Value	Harbor Mid Cap Value Instl	RIC	360,507
*Spectrum Pharmaceuticals, Inc.	Spectrum Pharmaceuticals Common Stock Fund	SPCS	2,127,618
Wells Fargo Bank, N/A	Wells Fargo Stable Value Fund M	CCT	816,645
State Street Global Advisors	SPDR S&P 500	RIC	749,967
State Street Global Advisors	SPDR Gold Shares	RIC	61,726
TCW Investment Management, Co.	TCW Total Return Bond	RIC	245,116
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Bond	RIC	183,089
Vanguard Group, Inc.	Vanguard Long Term Investment Grade	RIC	229,052
J.P. Morgan Funds	JP Morgan Disciplined Equity	RIC	249,617
Janus Mutual Funds	Intech U.S. Core	RIC	774,005
Fidelity Investments	Fidelity Advisor Mid Cap Value	RIC	333,212
J.P. Morgan Funds	JP Morgan Small Cap Core	RIC	299,093
Fidelity Investments	Fidelity Advisor Balanced	RIC	815,633
Fidelity Investments	Fidelity Advisor Investment Grade	RIC	204,800
Hartford Funds	Hartford International Growth	RIC	446,548
Capital Research and Management Co.	American Funds New World R5	RIC	608,763
Fidelity Investments	Fidelity Advisor Worldwide	RIC	616,518
Fidelity Investments	Fidelity Select Software & Comp Port	RIC	586,676
Wells Fargo Advisors	Wells Fargo Precious Metals	RIC	168,054
Prudential Financial	Prudential Global Total Return	RIC	62,339
Vanguard Group, Inc.	Vanguard U.S. Value	RIC	243,042
Fidelity Investments	Fidelity Telecom and Utilities	RIC	21,339
Fidelity Investments	Fidelity Select Health Care Portfolio	RIC	342,594
Fidelity Investments	Fidelity Real Estate Investment	RIC	26,895
J.P. Morgan Funds	JP Morgan Smart Retirement 2020	RIC	74,970
J.P. Morgan Funds	JP Morgan Smart Retirement 2025	RIC	25
J.P. Morgan Funds	JP Morgan Smart Retirement 2030	RIC	25
J.P. Morgan Funds	JP Morgan Smart Retirement 2035	RIC	3,769
J.P. Morgan Funds	JP Morgan Smart Retirement 2040	RIC	16,433
J.P. Morgan Funds	JP Morgan Smart Retirement 2045	RIC	27,304
J.P. Morgan Funds	JP Morgan Smart Retirement 2050	RIC	1,444
J.P. Morgan Funds	JP Morgan Smart Retirement 2055	RIC	1,357
J.P. Morgan Funds	JP Morgan Smart Retirement Income	RIC	74
Vanguard Group, Inc.	Vanguard Stock Market Index	RIC	27,326
	Total Investments		$11,291,357

* Participant Loans	Participant Loans (maturing 2014 to 2027) at interest rates of 5.25% to 10.25%		$306,856

* Indicates a party-in-interest to the Plan.
RIC - Registered investment Company
CCT - Common Collective Trust
SPCS - Spectrum Pharmaceutical Common Stock

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Spectrum Pharmaceuticals, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC.

Date: June 27, 2016	By:	/s/ Rajesh C. Shrotriya, MD
Rajesh C. Shrotriya, MD
Chairman of the Board of Directors and Chief Executive Officer, and Plan Trustee of Spectrum Pharmaceuticals, Inc. 401(k) Plan.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm, Raimondo Pettit Group